As filed with the Securities and Exchange Commission on August 21, 2017

Securities Act File No. 333-218384

Investment Company Act File No. 811-22260

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM N-2

☒  Registration Statement under the Securities Act of 1933

☐       Pre-Effective Amendment No.

☒      Post-Effective Amendment No. 1

and/or

☒  Registration Statement under the Investment Company Act of 1940

☒      Amendment No. 5

RMR REAL ESTATE INCOME FUND

(Exact Name of Registrant as Specified in Charter)

Two Newton Place

255 Washington Street, Suite 300

Newton, Massachusetts 02458

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (617) 332-9530

Fernando Diaz, President

RMR Real Estate Income Fund

Two Newton Place

255 Washington Street, Suite 300

Newton, Massachusetts 02458

(Name and Address of Agent for Service)

Copies to:

Michael K. Hoffman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box     ☒

This Post-Effective Amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-218384 and 811-22260) of RMR Real Estate Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement.  The contents of the Registration Statement are hereby incorporated by reference.

Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C

OTHER INFORMATION

Item 25.                                                  Financial Statements And Exhibits

(1)                                 Financial Statements

Incorporated by reference in the Statement of Additional Information included herein are the Registrant’s audited financial statements for the fiscal year ended December 31, 2016, notes to such financial statements and the report of independent registered public accounting firm thereon, as contained in the Fund’s Form N-CSR filed with the Securities and Exchange Commission on February 21, 2017. Also incorporated by reference in the Statement of Additional Information included herein are the Registrant’s unaudited financial statements for the six months ended June 30, 2017 and the notes to such financial statements, as contained in the Fund’s Form N-CSR filed with the Securities and Exchange Commission on August 10, 2017.

(2)                                 Exhibits

(a)	Agreement and Declaration of Trust of Registrant(1)

(b)	By-Laws of Registrant(1)

(c)	Not applicable

(d)(i)	Form of Subscription Certificate for Common Shares(*)

(d)(ii)	Form of Notice of Guaranteed Delivery for Rights Offering(*)

(e)	Dividend Reinvestment Plan of Registrant(2)

(f)	Not applicable

(g)	Investment Advisory Agreement between Registrant and RMR Advisors LLC (the “Advisor”)(1)

(h)	Dealer Manager Agreement for Rights Offering among Registrant, the Advisor and UBS Securities LLC(*)

(i)	Not applicable

(j)	Custodian Agreement between Registrant and State Street Bank & Trust Company(3)

(k)(i)	Transfer Agency Services Agreement between Registrant and Wells Fargo Bank, N.A. as transfer agent(3)

(k)(ii)	Administration Agreement between Registrant and the Advisor(1)

(k)(iii)	Form of Subadministration Agreement between RMR Advisors LLC and State Street Bank & Trust Company(3)

(k)(iv)	Form of DTC Letter of Representations(4)

(k)(v)	Form of Auction Agency Agreement with The Bank of New York Mellon with respect to Registrant’s Preferred Shares(4)

(k)(vi)	Form of Broker-Dealer Agreement with respect to Registrant’s Preferred Shares(4)

(k)(vii)	Subscription Agent Agreement among Registrant, Computershare Inc. and Computershare Trust Company, N.A.(*)

(k)(viii)	Information Agent Agreement between Registrant and AST Fund Solutions, LLC(*)

(l)(i)	Opinion and Consent of Venable with respect to legality(5)

(l)(ii)	Opinion and Consent of Venable LLP(*)

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm(*)

(o)	Not applicable

(p)	Initial Subscription Agreement between Registrant and RMR Advisors, LLC(3)

(q)	Not applicable

(r)(i)	Joint Code of Ethics of the Registrant and the Advisor(1)

(s)	Power of Attorney(1)

(*)         Filed herewith.

(1)         Incorporated by reference to the Registrant’s Registration Statement on Form N-2, File No. 333-218384, as filed with the Commission on May 31, 2017.

(2)         Included in Prospectus.

(3)         Incorporated by reference to the Registrant’s Registration Statement on Form N-2, File No. 811-22260, as filed with the Commission on March 30, 2009.

(4)         Incorporated by reference to Registration’s Registration Statement on Form N-14, File No. 333-175902, as filed with the Commission on October 24, 2011.

(5)         Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, filed on July 27, 2017 (File Nos. 333-218384 and 811-22260).

Item 26.                                                          Marketing Arrangements

Reference is made to the Dealer Manager Agreement filed as Exhibit (h) to this Registration Statement.

Item 27.                                                          Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fees	$11,590
NYSE American listing fee	$15,000
Printing/engraving expenses	$225,000
Auditing fees and expenses	$41,000
Legal fees and expenses	$250,000
FINRA fees	$15,500
Miscellaneous	$41,910
Total	$600,000

Item 28.                                                          Persons Controlled by or Under Common Control with Registrant

None.

Item 29.                                                          Number of Holders of Securities as of July 31, 2017:

Class of Shares	Number of Record Holders
Common Shares	21
Preferred Shares	2

Item 30.                                                          Indemnification

Article VIII of the Registrant’s Agreement and Declaration of Trust provides as follows:

Section 8.1    Generally.    The duties of the Trustees shall be as provided by this Declaration. Each Trustee shall exercise such rights and powers vested in the Trustees by the Act, this Declaration and the Bylaws in good faith, in a manner that the Trustee reasonably believes to be in the best interests of the Trust, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. A Trustee’s act, or failure to act, shall be presumed to satisfy the standards set forth in the preceding sentence. No Trustee shall have or be deemed to have any fiduciary or other duty to the Trust, any Shareholder, any Trustee, or any other person, except for such duties expressly provided by this Declaration or in the 1940 Act. The provisions of this Declaration, to the extent that they restrict or otherwise limit the duties and liabilities of the Trustees otherwise existing under applicable law are agreed by the parties hereto to replace such other duties and liabilities of the Trustees.

Section 8.2    Limitation of Trustee Liability.    The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, adviser, sub-adviser, manager or underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee. To the maximum extent permitted by Maryland law in effect from time to time permits the limitation of the liability of trustees and officers of a statutory trust, no present or former Trustee or officer of the Trust shall be liable to the Trust or to any Shareholder for money damages. Nothing herein contained shall protect any Trustee or officer against any liability to which he or she would otherwise be subject by reason of his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the conduct of his or her required duties. Every note, bond, contract, instrument, certificate, Share or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been executed or done only in or with respect to their or his or her capacity as Trustees or Trustee, and such Trustees or Trustee shall not be personally liable thereon.

Section 8.3    Indemnification of Shareholders.    In the event that any Shareholder or former Shareholder shall be held to be personally liable solely by reason of his or her being or having been a Shareholder and not because of his or her acts or omissions or for some other reason, the Shareholder or former Shareholder (or his or her heirs, executors, administrators or other legal representatives or, in the case of a corporation or other entity, its corporate or other general successor) shall be indemnified by the Trust out of the Trust’s property against all loss and expense arising from such liability.

Section 8.4    Indemnification of Trustees, Officers etc.    To the maximum extent permitted by Maryland law in effect from time to time, the Trust may indemnify a Trustee or officer (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a “Covered Person”) against all liabilities and expenses, including, without limitation, amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person, except with respect to any matter as to which such Covered Person shall have been finally adjudicated in a decision on the merits in any such action, suit or other proceeding not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office. Expenses, including counsel fees incurred by any such Covered Person, may be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article VIII.

Section 8.5    Indemnification Not Exclusive.    The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VIII, the term “Covered Person” shall include such person’s heirs, executors and administrators. Nothing contained in this Article VIII shall affect any rights to indemnification to which personnel of the Trust, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of such person; provided, however, that the Trust shall not purchase or maintain any such liability insurance in contravention of applicable law.

Section 8.6    Transactions Between the Trust and its Trustees, Officers, Employees and Agents.    (a) Subject to any express restrictions adopted by the Trustees in the Bylaws or by resolution, the Trust may enter into any contract or transaction of any kind, whether or not any of its Trustees, officers, employees or agents has a financial interest in such transaction, with any person, including any Trustee, officer, employee or agent of the Trust or any person affiliated with a Trustee, officer, employee or agent of the Trust or in which a Trustee, officer, employee or agent of the Trust has a material financial interest. To the extent permitted by applicable law, a contract or other transaction between the Trust and any Trustee or between the Trust and RMR Advisors LLC, or any other corporation, trust, firm, or other entity in which any Trustee is a director or trustee or has a material financial interest shall not be void or voidable if:

(i)The fact of the common directorship, trusteeship or interest is disclosed or known to the Trustees or a proper committee thereof, and the Trustees or such committee authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of disinterested Trustees, even if the disinterested Trustees constitute less than a quorum; or

(ii)The contract or transaction is authorized, approved, or ratified by a majority of Shares voted or, if applicable law does not permit approval by a percentage of Shares voted, the vote required shall be a majority (or the least amount legally permitted if higher than the majority) of Shares outstanding and entitled to vote; or
(iii)The contract or transaction is fair and reasonable to the Trust.
(b)Whether or not they may be legally entitled to vote on the matters described in this Section 8.5, interested Trustees or the Shares owned by them or by an interested corporation, trust, firm or other entity may be counted in determining the presence of a quorum at a meeting of the Trustees or a committee thereof or at a meeting of the Shareholders, as the case may be, at which the contract or transaction is authorized, approved or ratified.
(c)The failure of a contract or other transaction between the Trust and any Trustee or between the Trust and RMR Advisors LLC or any other corporation, trust, firm, or other entity in which any Trustee is a director or trustee or has a material financial interest to satisfy the criteria set forth in Section 8.6(a) shall not create any presumption that such contract or other transaction is void, voidable or otherwise invalid, and any such contract or other transaction shall be valid to the fullest extent permitted by applicable law.

Section 8.7    General Corporation Law.    To the fullest extent permitted by applicable law, the establishment of Trustees limitation of liability as set forth in Section 8.2 and the providing of indemnity or contracting with related parties described in this Article VIII in accordance with terms and procedures not materially less favorable to the Trust than the maximum discretion and maximum indemnification permitted by the Maryland General Corporation Law (as in effect at the time such provision was adopted or such contract or transaction was entered into or as it may thereafter be in effect) shall be deemed to have satisfied the criteria set forth in this Article VIII; but nothing herein is intended to require that the terms and procedures established by the Maryland General Corporation Law shall be required to limit liability, to provide indemnification or for contracting as set forth in this Article VIII.

Section 8.8    Right of Trustees, Officers, Employees and Agents to Own Shares or Other Property and to Engage in Other Business.    Subject to any restrictions which may be adopted by the Trustees in the Bylaws or otherwise, any Trustee or officer, employee or agent of the Trust may acquire, own, hold and dispose of Shares in the Trust, for his or her individual account, and may exercise all rights of a Shareholder to the same extent and in the same manner as if he or she were not a Trustee or officer, employee or agent of the Trust. Any Trustee or officer, employee or agent of the Trust may, in his or her personal capacity or in the capacity of trustee, officer, director, stockholder, partner, member, advisor or employee of any Person or otherwise, have business interests and engage in business activities similar to or in addition to those relating to the Trust, which interests and activities may be similar to and competitive with those of the Trust and may include the investing in securities of real estate or other companies or in other interests in Persons engaged in real estate or other businesses. Each Trustee, officer, employee and agent of the Trust shall be free of any obligation to present to the Trust any investment opportunity which comes to him or her in any capacity other than solely as Trustee, officer, employee or agent of the Trust even if such opportunity is of a character which, if presented to the Trust, could be taken by the Trust. Any Trustee or officer, employee or agent of the Trust may be interested as trustee, officer, director, stockholder, partner, member, advisor or employee of, or otherwise have a direct or indirect interest in: (a) any Person who may be engaged to render advice or services to the Trust, (b) any Person in which the Trust has invested or may invest, (c) any Person from which the Trust has purchased or may purchase securities or other property and (d) any Person to which the Trust has sold or may sell securities or other property; and such Trustee, officer, employee or agent of the Trust may receive compensation from such other Person as well as compensation as Trustee, officer, employee or agent or otherwise hereunder. None of these activities shall be deemed to conflict with his or her duties and powers as Trustee or officer, employee or agent of the Trust.

Section 8.9    Indemnification of the Trust.    To the fullest extent permitted by law, each Shareholder will be liable to the Trust for, and indemnify and hold harmless the Trust (and any subsidiaries or affiliates thereof) from and against, all costs, expenses, penalties, fines or other amounts, including without limitation, reasonable attorneys’ and other professional fees, whether third party or internal, arising from such Shareholder’s breach or failure to fully comply with any covenant, condition or provision of this Declaration or the Bylaws or any action against the Trust in which such Shareholder is not the prevailing party, and shall pay such amounts on demand, together with interest on such amounts, which interest will accrue at the lesser of the Trust’s highest marginal borrowing rate, per annum compounded, and the maximum amount permitted by law, from the date such costs or the like are incurred until the receipt of payment.

Section 8.10    Trustees, Shareholders, etc. Not Personally Liable; Notice.    All persons extending credit to, contracting with or having any claim against the Trust or a particular series or class of Shares shall look only to the assets of the Trust or the assets of that particular series or class of Shares for payment under such credit, contract or claim; and neither the Shareholders nor the Trustees, nor any of the Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor.

Section 8.11    Trustees and Officers Good Faith Action, Expert Advice, No Bond or Surety.    The exercise by the Trustees of their powers and discretions hereunder shall be binding upon everyone interested. A Trustee or officer shall be liable for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or officer, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law. The Trustees or officers may take advice of counsel or other experts with respect to the meaning and operation of this Declaration, and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice. The Trustees and officers shall not be required to give any bond as such, nor any surety if a bond is required.

Section 8.12    Liability of Third Persons Dealing with Trustees.    No person dealing with the Trustees shall be bound to make any inquiry concerning the validity of any transaction made or to be made by the Trustees or to see to the application of any payments made or property transferred to the Trust or upon its order.

Section 3 of the Registrant’s Investment Advisory Agreement provides as follows:

3.     Standard of Care. The Advisor shall give the Fund the benefit of its best judgment and effort in rendering services. The Advisor shall not be liable for any act or omission or for any loss sustained by the Fund in connection with the matters to which this Agreement relates, except those involving the Advisor’s willful misfeasance, bad faith or gross negligence in the performance of its duties, or the reckless disregard of its obligations and duties under this Agreement.

Section 3 of the Registrant’s Administration Agreement provides as follows:

3.     Limitation of Liability of the Administrator, Indemnification. (a) The Administrator shall not be liable to the Fund for any error of judgment or mistake of law or for any loss arising out of any act or omission by the Administrator in the performance of its duties hereunder. Nothing herein contained shall be construed to protect the Administrator against any liability to the Fund, its shareholders, the Fund’s investment advisor or sub-advisor to which the Administrator shall otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reckless disregard of its obligations and duties hereunder; provided, however, that in no event shall the Administrator be subject to liability for any act or omission of any sub-administrator pursuant to a sub-administration agreement, as set forth in section 1(b), except to the extent the Administrator has failed to exercise due care in monitoring and overseeing the performance by the sub-administrator of its obligations.

(b)The Administrator may, with respect to questions of law, apply for and obtain the advice and opinion of counsel to the Fund, at the expense of the Fund, and with respect to the application of generally accepted accounting principles or federal tax accounting principles, apply for and obtain the advice and opinion of the independent auditors of the Fund, at the expense of the Fund. The Administrator shall be fully protected with respect to any action taken or omitted by it in good faith in conformity with such advice or opinion.
(c)As used in this Section 3, the term “Administrator” shall include any affiliates of the Administrator performing services for the Fund contemplated hereby and directors, officers, agents and employees of the Administrator and such affiliates.

Other

Reference is made to section 7 of the Dealer Manager Agreement, filed herewith as Exhibit (h).

The Registrant has entered into indemnification agreements with its Trustees and officers providing that the Registrant will indemnify such Trustees and officers to the fullest extent permitted by law, including advancing of expenses incurred in connection therewith.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.                                                          Business and Other Connections of the Advisor

The Advisor, a limited liability company organized under the laws of the State of Maryland, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Advisor, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Advisor or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Advisor filed with the SEC pursuant to the 1940 Act (Commission File No. 801-62519).

Item 32.                                                          Location of Accounts and Records

The Registrant’s accounts, books and other documents are currently located at the offices of the Registrant, the Advisor/Administrator, and the Custodian/Sub-Administrator. The address of each is as follows:

Registrant:

RMR Real Estate Income Fund
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

Advisor/Administrator:

RMR Advisors LLC
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

Custodian/Sub-Administrator:

State Street Bank & Trust Company
One Lincoln Street
Boston, Massachusetts 02111

Item 33.                                                          Management Services

Not applicable.

Item 34.                                                          Undertakings

1.                                      Registrant undertakes to suspend the offering of shares until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than ten percent from the later of its net asset value as of the effective date of the Registration Statement or the filing of a prospectus supplement pursuant to Rule 497, under the Securities Act, setting forth the terms of the offering or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.                                      Not applicable.

3.                                      If the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

4.                                      Registrant undertakes:

(a) to file, during a period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)                                 to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)                                 to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)                                 to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)                                 that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)                                  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)                                 that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)                                  that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)                                 any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)                                 the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)                                 any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.                                      Registrant undertakes:

(a)                                 that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective; and

(b)                                 that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6.                                      Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newton, and Commonwealth of Massachusetts, on the 21st day of August, 2017.

RMR REAL ESTATE INCOME FUND

By:	/s/ FERNANDO DIAZ
Fernando Diaz
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 21st day of August, 2017.

NAME	TITLE

/s/ FERNANDO DIAZ	President (Principal Executive Officer)
Fernando Diaz

/s/ MARK L. KLEIFGES	Treasurer (Principal Financial and Accounting Officer)
Mark L. Kleifges

*	Trustee
Barry M. Portnoy

*	Trustee
Adam D. Portnoy

*	Trustee
Jeffrey P. Somers

*	Trustee
John L. Harrington

*	Trustee
Joseph L. Morea

/s/ FERNANDO DIAZ	Attorney-in-Fact
Fernando Diaz

Exhibit Index

(d)(i)	Form of Subscription Certificate for Common Shares

(d)(ii)	Form of Notice of Guaranteed Delivery for Rights Offering

(h)	Dealer Manager Agreement for Rights Offering among Registrant, the Advisor and UBS Securities LLC

(k)(vii)	Subscription Agent Agreement among Registrant, Computershare Inc. and Computershare Trust Company, N.A.

(k)(viii)	Information Agent Agreement between Registrant and AST Fund Solutions, LLC

(l)(ii)	Opinion and Consent of Venable LLP

(n)	Consent of Independent Registered Public Accounting Firm